SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Darwin Professional Underwriters, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
237502109

(CUSIP Number of Class of Securities)
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, Ltd
27 Richmond Road
Pembroke HM 08, Bermuda
(441) 278-5400
Copies to:
Steven Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 20, 2008

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	237502109

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allied World Assurance Company Holdings, Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		100 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

100 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON 9(SEE INSTRUCTIONS)

CO

     Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 7, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 1, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Darwin Professional Underwriters, Inc., a Delaware corporation (“Darwin”). Capitalized terms used but not defined herein shall have the meanings given to them in the Original Schedule 13D.
Item 1. Security and Issuer.
     Item 1 is hereby amended and restated in its entirety to read as follows:
     The class of equity securities to which this Amendment No. 1 relates is the Common Stock. The principal executive offices of Darwin are located at 9 Farm Springs Road, 2nd Floor, Farmington, CT 06032.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety to read as follows:
     The Agreement and Plan of Merger described in Item 4 of this Amendment No. 1 (the terms of which are hereby incorporated by reference) was entered into by and among Allied World Assurance Company Holdings, Ltd (“Allied World”), Allied World Merger Company, a wholly-owned subsidiary of Allied World (“Merger Sub”), and Darwin. The aggregate purchase price was $32.00 per share in cash, without interest. Such purchase price was funded through internally generated funds.
     In order to induce Allied World to enter into the Agreement and Plan of Merger described in Item 4 of this Amendment No. 1, Alleghany Insurance Holdings, LLC (“AIHL”), a wholly-owned subsidiary of Alleghany Corporation, entered into a voting agreement (which is described in Item 4 of this Amendment No. 1 and the terms of which are hereby incorporated by reference) with Allied World.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety to read as follows:
     (a)–(b). On June 27, 2008, Allied World, Merger Sub and Darwin entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into Darwin (the “Merger”) with Darwin continuing as the surviving corporation and becoming a wholly-owned subsidiary of Allied World, upon the terms and subject to the conditions of the Merger Agreement. On October 20, 2008, the Merger occurred. Pursuant to the Merger Agreement, each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than shares to be cancelled in accordance with the terms of the Merger Agreement and shares held by holders who have properly exercised their rights to dissent to the Merger pursuant to Section 262 of the General Corporation Law of Delaware) was

converted into the right to receive $32.00 in cash, without interest (the “Merger Consideration”). A copy of the Merger Agreement was included as Exhibit 1 to the Original Schedule 13D. The description of the Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit 1, which is incorporated herein by reference.
     Concurrently with the execution of the Merger Agreement, AIHL, which owned shares representing approximately 55.1% of the voting capital stock of Darwin, entered into a voting agreement with Allied World (the “Voting Agreement”). Under the terms of the Voting Agreement, AIHL (i) agreed to vote 40% of the outstanding Common Stock entitled to vote upon the Merger in favor of adoption of the Merger Agreement and the transactions contemplated thereby and (ii) agreed to vote all of the Common Stock it held against any other proposal or action that may hinder the consummation of the Merger (including any Company Acquisition Proposal, as defined in the Merger Agreement). Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated upon the effective time of the Merger and, pursuant to the terms of the Merger Agreement, all the shares owned by AIHL were converted into the right to receive the Merger Consideration. A copy of the Voting Agreement was included as Exhibit 2 to the Original Schedule 13D. The description of the Voting Agreement contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference.
     (c). Not applicable.
     (d). As a result of the Merger, effective October 20, 2008, the directors of Merger Sub became the directors of the surviving corporation and the officers of Darwin became the officers of the surviving corporation. Directly after the consummation of the Merger, Scott A. Carmilani, Richard Jodoin, W. Gordon Knight and John McElroy were elected to serve as the directors of Darwin, Stephen Sills resigned as President and Chief Executive Officer of Darwin and W. Gordon Knight was elected as the new President of Darwin.
     (e). As a result of the Merger, effective October 20, 2008, the number of shares of Common Stock that Darwin is authorized to issue is 100.
     (f). Not applicable.
     (g). Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the certificate of incorporation of Darwin was amended (the “Amended Certificate of Incorporation”). Under the Amended Certificate of Incorporation, the total number of shares of stock which Darwin has the authority to issue is 100 shares. A copy of the Amended Certificate of Incorporation was included as Exhibit 3.1 to the Form 8-K filed by Darwin on October 20, 2008 and is incorporated herein by reference.
     (h). The Common Stock will be deemed to be delisted from the New York Stock Exchange (the “NYSE”) ten days after the effective time of the Merger pursuant to a Form 25 filed with the Commission by the NYSE.
     (i). As a result of the Merger, the Common Stock is now eligible for termination of registration pursuant to Section 12(g)(4) and Rule 12h-3 of the Act.
     (j). Not applicable.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Voting Agreement and the Amended Certificate of Incorporation is qualified in its entirety by reference to the full texts of the Merger Agreement, the Voting Agreement and the Amended Certificate of Incorporation, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 of the Original Schedule 13D and Exhibit 1 hereto.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a). Allied World has acquired and, for purposes of Rule 13d-3 promulgated under the Act, beneficially owns 100 shares of Common Stock (the “Shares”), which represents all the outstanding Common Stock of Darwin.
     (b). Allied has sole power to vote and dispose of 100% of the Shares.
     (c). As a result of the Merger and pursuant to the terms of the Merger Agreement, Allied World now beneficially owns all of the Shares.
     (d). Not applicable.
     (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety to read as follows:
     Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2008

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By: Name:	/s/ Wesley D. Dupont Wesley D. Dupont
Title:	Senior Vice President and General Counsel